October 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Sherry Haywood, Esq.
Re:	ToughBuilt Industries, Inc.
Registration Statement on Form S-1
File No. 333-233655
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ToughBuilt Industries, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-233655), as amended (the “Registration Statement”), so that it may become effective at 10:00 a.m. Eastern Time on October 15, 2019, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

TOUGHBUILT INDUSTRIES, INC.

/s/ Michael Panosian
Michael Panosian
Chief Executive Officer